United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number 001-08755	CUSIP Number 515062 10 7
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		December 31, 2008
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

LANDMARK LAND CO INC/DE
Full Name of Registrant

Former Name if Applicable
2817 Crain Highway
Address of Principal Executive Office (Street and Number)
Upper Marlboro, Maryland 20774
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On January 20, 2009, the company terminated Aronson & Company as the company’s independent accountant and retained the Reznick Group, P.C. as its new independent registered public accounting firm. As a result of such change, the Reznick Group, P.C. has spent considerable time and effort in examining the company’s financial position, reporting procedures, and other relevant data. In addition, the company is currently in negotiations with its existing lenders with regard to renewals of its existing credit lines, as well as with several potential new lenders with regard to new loans to provide the company with additional liquidity. These negotiations are on-going. As a result of the above, the company has been unable, without unreasonable effort or expense, to complete the information which is required for the financial statements or to furnish the Reznick Group with all of the information required in order that an opinion can be issued on such financial statements. The company anticipates that its annual report on Form 10K for the year ended December 31, 2008 will be filed no later than the fifteenth calendar day following the prescribed due date.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Joe V. Olree	301	574-3330
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  The company anticipates that there will be a significant improvement in the results of operations for the year ended December 31, 2008 as compared to the year ended December 31, 2007. The change will result primarily from sales during 2008 of real property in the Apes Hill, Barbados project in which the company owns a one-third interest. The company is unable to provide a detailed estimate of the change until the financial statements are completed and reviewed by the company's principal accountant, however, the company estimates that earnings for the year ended December 31, 2008 will be approximately $6,000,000 higher than those for the year ended December 31, 2007.

LANDMARK LAND COMPANY, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	03-30-2009	By /s/	JOE V. OLREE	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).